UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Supplemental Submission pursuant to Item 16I(a) of Form 20-F

Baidu, Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

On April 21, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on March 28, 2022 with an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. Ernst & Young Hua Ming LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

Baidu, Inc. is a company controlled by Mr. Robin Yanhong Li, who holds 57.6% of the Company’s aggregate voting power as of January 31, 2023. In response to Item 16I(a) of Form 20-F, based on the above and the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China.

Based on an examination of the Company’s register of members and public filings made by its shareholders, including the Schedule 13G filed by BlackRock Inc. on February 1, 2023, to the Company’s knowledge, no shareholder other than Handsome Reward Limited and BlackRock Inc. owns more than 5% of the Company’s outstanding shares. Handsome Reward Limited is a private company incorporated in the British Virgin Islands wholly owned and controlled by Mr. Robin Yanhong Li. Handsome Reward Limited beneficially owns 16.1% of the Company’s total outstanding shares and holds 57.4% of the Company’s aggregate voting power as of Janaury 31, 2023. BlackRock Inc. is a Delaware corporation listed on the NYSE and beneficially owns 150,331,434 Class A ordinary shares of the Company as of December 31, 2022, based on the Schedule 13G filed by BlackRock Inc. on February 1, 2023. Based on the total outstanding shares of the Company as of Janaury 31, 2023 and assuming BlackRock Inc.’s shareholding does not change since December 31, 2022, BlackRock Inc. beneficially owns 5.4% of the Company’s total outstanding shares and holds 1.7% of the Company’s aggregate voting power as of January 31, 2023. Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 22, 2023 for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By :	/s/ Rong Luo
Name :	Rong Luo
Title :	Chief Financial Officer

Date: March 22, 2023